Via Facsimile and U.S. Mail
Mail Stop 4720

July 2, 2009

Jeffrey D. Miller
Senior Vice President and Chief Financial Officer
Donegal Group Inc.
1195 River Road
Marietta, PA 17547

Re: Donegal Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File Number: 000-15341

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Exhibit 13

Managements's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Investments, page 13

1.   You state that you use a pricing service to estimate the fair values of your fixed maturity and equity investments. Please revise your disclosure to clarify the following:
   a.   Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;
   b.   Whether, and if so, how and why, you adjusted the quotes and prices obtained from the pricing service during the periods presented;
   c.   The amount of assets that were valued using proprietary pricing applications; and
   d.   Whether the broker quotes are binding or non-binding.

Definitive Proxy Statement filed March 16, 2009

Our Relationship with Donegal Mutual

Agreements Between Donegal Mutual and Us, page 8

2.   You disclose that in addition to the pooling agreement with Donegal Mutual your insurance subsidiaries have various reinsurance arrangements with Donegal Mutual, including catastrophe reinsurance agreements with Atlantic States, Le Mars and Southern; an excess of loss reinsurance agreement with Southern; a quota-share reinsurance agreement with Peninsula; and a quota-share reinsurance agreement with Southern. It does not appear that you have filed copies of these agreements. Please revise to file copies of these agreements and any other agreements with Donegal Mutual that you have not filed. See Item 601(b)(10)(ii)(A) of Regulation S-K. Alternatively, provide us your analysis supporting your conclusion for not filing these agreements.

Executive Compensation

Compensation Discussion and Analysis

Our Compensation Philosophy and Objectives, page 15

3.   On pages 15, 16 and 24 you refer to individual and corporate objectives which appear to have been used to determine your named executive officers' cash bonus payments. Your Compensation Discussion and Analysis does not appear to disclose these individual and corporate objectives. Please revise to include the following:

    * The performance objectives;
    * The achievement of the objectives; and
    * A discussion of how the level of achievement affects the actual bonuses to be paid.

        To the extent that the objectives are quantified, the discussion should also be quantified.

4.   You disclose that the cash available for allocation in your cash incentive compensation program is a formula-based percentage of the underwriting profit of your insurance subsidiaries. You also disclose that the factors affecting the allocation include the underwriting profit and premium growth of your insurance subsidiaries and your return on equity. Please revise to specifically describe how you calculate the formula and the process by which the company determines the amount available under the plan.

The Operation of Our Compensation Process, page 16

5.   On page 17 you state that in increasing base salaries of your named executive officers in 2008 your compensation committee considered an adjustment "consistent with published information about annual base salary increases in the property and casualty insurance industry in the United States in 2008 and prevailing adverse economic conditions." Please provide additional disclosure on how your compensation committee used the published information about annual base salary increases in the property and casualty insurance industry in determining compensation. If your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision, please revise to disclose the name of the survey, if available, or provide the names of each of these companies used in the survey. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant